Exhibit 99.1
China Yuchai’s Subsidiary Wins Major Awards in Key
Chinese Auto Parts Convention
— Achievements on Green Technology and Contributions to Energy Conservation Noted—
Singapore, Singapore — December 28, 2007 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), the leading manufacturer and distributor of diesel engines in China, announced today that its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai Machinery”), has won three major awards at the China International Summit Forum on the Auto Parts Industry in Beijing.
Yuchai Machinery’s YC6L-40 National 4 diesel engine was awarded as one of the “Best 10 New Technology Products.” As the only engine producer selected by the committee, Yuchai Machinery won the “Best 10 Chinese Bus Industry Brands” category. In addition, Mr. Qiwei Wu, Vice President of Yuchai Machinery, was cited as one of the “Ten Most Admired Individuals in the Chinese Bus Industry.”
Mr. Wu commented, “We are on our way to achieve record high diesel engine sales with over 400,000 units in 2007. With our high-quality products and superior sales and marketing network in China, Yuchai Machinery continues to supply the fast-growing Chinese commercial vehicle market as the largest independent diesel engine producer. While we continue to grow sales, we also focus on ‘green’ development and resource conservation as one of our key growth strategies. As a role model of Chinese diesel engine industry, we aim to build Yuchai Machinery into a global diesel engine powerhouse.”
After developing China’s first diesel engine for economy cars, China’s first Euro 4 emission compliant diesel engine, the 4-cylinder ISG hybrid bus engine and China’s first LNG engine, Yuchai Machinery once again first responded to the Chinese government’s policy on energy conservation and emission control by rolling out China’s first Euro 5 electric control diesel engine in early December 2007. On the production side, Yuchai Machinery not only successfully established a waste water processing station, but also installed dust removal systems at two die casting plants to meet the national environmental waste water and gas standards. Due to tight cost control management programs and an energy conservation plan, in the first ten months of 2007, Yuchai Machinery managed to reduce overall cost per product as compared to same period in 2006. Yuchai Machinery also exceeded government quotas on coal conversion by nearly 2,800 metric tons.
About China Yuchai International Limited
China Yuchai, through its subsidiary, Yuchai Machinery, engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-sized and heavy-duty diesel engines for construction equipment, trucks, buses, and cars in China. Yuchai also produces diesel power generators, which are primarily used in the construction and mining industries. With over 30 regional sales offices and 460 authorized customer service centers, Yuchai Machinery distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, Yuchai has established a reputable brand name, strong research & development team and significant market share in China with high-quality products and reliable after-sales support. In 2006, Yuchai sold approximately 284,000 diesel engines and was consistently ranked No. 1 in unit sales by China Association of Automobile Manufacturers. For more information, please visit www.hlcorp.com.sg/cyi.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and, condition. For this purpose, statements that are not statements of historical fact may be deemed to be forward-looking statements. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to update the forward-looking information in the future.
For more information, please contact:
Kevin Theiss / Dixon Chen
The Global Consulting Group
Tel: +1-646-284-9409
Email: ktheiss@hfgcg.com
            dchen@hfgcg.com